FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           09 June, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Fidelity sent to the London Stock Exchange on 09 June 2003



                                    mmO2 plc



Detailed below is the content of a letter received from Fidelity Investments on 6 June 2003.



mmO2 Contact:
Paul Moore
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628293




                                                                   June 5, 2003



MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
Unted Kingdom


FAX:  011-44-1-753-628-150


ATTN:Company Secretary


Dear Sirs,



            Enclosed are closing amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.



            These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.



            Please be advised that no further notifications will be processed unless a disclosable interest is obtained. If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.



                                             Kindest regards,



                                             EleanorChemlen
                                             Sr. Compliance Specialist




                              Closing Amendment #7





NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT



1.  Company in which shares are held:   MMO2 Plc



2.  Notifiable Interest:               Ordinary Shares



(A)       FMR Corp.

                        82 Devonshire Street

                        Boston, MA  02109



                        Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).





            (B)       Fidelity International Limited (FIL)

                        P.O. Box HM 670

                        Hamilton HMCX, Bermuda



                        Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)



3.  The notifiable interests also comprise the notifiable interest of:



                        Mr. Edward C. Johnson 3d

                        82 Devonshire Street

                        Boston, MA  02109



      A principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.




By    "Eric D. Roiter

      Senior V.P. & General Counsel - FMR Corp.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.







Fidelity has a non-beneficial interest in 249,182,203 Ordinary shares. This holding represents 2.87% of mmO2 plc's issued Ordinary Share Capital.



Schedule


MSCO                                                                         FMTC                   43,375
Chase Manhattan Bank London                                                  FISL               67,183,328
Chase Nominees Limited                                                        FPM               10,273,901
HSBC                                                                          FPM                  902,300
Northern Trust                                                                FPM                2,967,500
HSBC Client Holdings Nominee (UK) Limited                                     FIL              132,385,000
Chase Manhattan Bank London                                                   FIL                7,492,755
Bank of New York London                                                       FIL                2,495,500
Chase Nominees Limited                                                        FIL               14,900,144
Northern Trust                                                                FIL                4,389,100
Nortrust Nominees Limited                                                     FIL                4,536,200
State Street Bank & Trust                                                     FIL                  434,000
Bank of New York Brussels                                                     FIL                1,179,100






Total Ordinary Shares                     249,182,203

Current ownership percentage              2.87%

Shares in issue                           8,670,224,667

Change in holdings since last filing      (87,299,334) ordinary shares




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 09 June 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary